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                         INTERNATIONAL COMPUTEX, INC.
                         5500 INTERSTATE NORTH PARKWAY
                                   SUITE 507
                          ATLANTA, GEORGIA 30328-4662
                                (770) 953-1464

                               November 20, 1998

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        RE:  International Computex, Inc.
             Registration Statement on Form S-8 POS (File No. 333-31861)


Ladies and Gentlemen:

        On behalf of International Computex, Inc., a Georgia corporation (the "Company") and pursuant to the provisions of Rules 477 and 478 of Regulation C promulgated under the Securities Act of 1933, we are hereby making an application for the withdrawal of the Company's Post Effective Amendment No. 1 to its Registration Statement on Form S-8 POS (File No. 333-31861) (the "Registration Statement").

        The Company seeks to withdraw such amendment in light of an error made by the filing agent.

        If you have any questions about these matters, please contact Vipanj Patel at 404-221-6514 of Gambrell & Stolz, counsel to the Company.

                                        Very truly yours,

                                        /s/ Vipanj Patel
                                        --------------------
                                        Vipanj Patel